UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40016

Vintage Wine Estates, Inc.

(Exact name of registrant as specified in its charter)

205 Concourse Boulevard

Santa Rosa, California

95403

(877) 289-9463

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share (the “Common Stock”)

Warrants to Purchase Common Stock (the “Warrants”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: less than 125 with respect to the Common Stock and less than 100 with respect to the Warrants, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vintage Wine Estates, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VINTAGE WINE ESTATES, INC.

Date: August 19, 2024	By:	/s/ Kristina Johnston
	Name:	Kristina Johnston
	Title:	Chief Financial Officer